This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

April 28, 2006

Item 3: Press Release

A Press release dated and issued April 28, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. reports that it has elected to terminate the Agnew Lake, Ontario Option Agreement with Platinum Group Metals Ltd. and Anglo American Platinum Corporation Limited.

Item 5: Full Description of Material Change

April 28, 2006, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF), reports that it has elected to terminate the Agnew Lake, Ontario Option Agreement with Platinum Group Metals Ltd. (PTM:TSX) and Anglo American Platinum Corporation Limited (“Anglo Platinum”) following notice that Anglo Platinum did not intend to expend further funds on the exploration of the property at this time. The Agnew Lake Property is located near Sudbury, Ontario and was held under option from PTM.  PFN decided it would be in the best interest of its shareholders to not pursue additional exploration on this property and is concentrating its efforts on an aggressive acquisition program and exploration of its other existing properties.  Most recently PFN announced that it had entered into a Lease Agreement with Calista Corporation on the Goodnews Bay Platinum Project in Alaska, and is continuing exploration on the West Timmins Nickel Project.

On behalf of the Management of PFN, I would like to thank Anglo Platinum and Platinum Group Metals for their time and efforts during the option agreement.

ABOUT PACIFIC NORTH WEST CAPITAL

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. PFN is the Project Operator.  PFN is currently finalizing Phase 8 for the project and plans to finalize the 2006 budget within 60 days.  In late 2004 PFN established a Base Metals Division and has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.  On April 12, 2006, PFN entered into a Lease Agreement with Calista Corporation on the Goodnews Bay Platinum Project in Alaska, where PFN will focus exploration efforts on the search for economic lode platinum mineralization in the ultramafic intrusive complex that is believed to be the source of platinum placer deposits.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 1, 2006_______

Date

“Harry Barr”

Signature of authorized signatory

__Harry Barr______________

Print name of signatory

__President

Official capacity